Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

May 21, 2010

BY EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attn: Stephen Krikorian

Re:	Double-Take Software, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 001-33184

Dear Mr. Krikorian:

On behalf of Double-Take Software, Inc. (“Company”), this letter is in response to the staff’s letter of comment dated May 7, 2010 to Dean Goodermote, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”).

In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments. The statement requested by the Staff is enclosed with this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. You indicate in your exhibit index that Exhibit 10.28, Amendment 5 to Products License and Distribution Agreement with Dell Computer Corporation, is the subject of a confidential treatment request. It appears, however, that confidential treatment for this exhibit expired on March 31, 2008. Please advise as to the basis of your belief that Exhibit 10.28 is the subject of a current order for confidential treatment.

Prior to the March 31, 2008 expiration of confidential treatment for Exhibit 10.28, the Company filed as Exhibit 10.31A to its Current Report on Form 8-K/A, filed July 23, 2007, an Amendment (the “Addendum Amendment”) to the Products License and Distribution Agreement with Dell Computer Corporation (the “Dell Agreement”). The Addendum Amendment superseded Amendment 5 to the Dell Agreement that had been filed as Exhibit 10.28 to our Registration Statement on Form S-1 (No. 333-136499). As a result of the entry into the Addendum Amendment, Amendment 5 to the Dell Agreement was no longer an effective amendment to the Dell Agreement, and therefore should not have been filed as an exhibit to the Company’s periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company will cease filing Amendment 5 to the Dell Agreement as an exhibit to its future periodic reports under the Exchange Act.

Stephen Krikorian, Accounting Branch United States Securities and Exchange Commission	2	May 21, 2010

Item 1. Business, page 2

2. We note your disclosure on page 11 that Dell Computer Corporation and Sunbelt Software, Inc. are your largest sellers of software and services generating 17% and 10%, respectively, of your total sales from software and services. However, we were unable to locate in the filing any description of the material terms of the Product License and Distribution Agreement with Dell, or of the Xcelerate! Partner Agreement with Sunbelt Software. It would appear that the loss of these resellers would materially affect your business. As such, please disclose the material terms of these agreements in future filings.

We acknowledge the Staff’s comments and will disclose the material terms of these agreements in future filings to the extent required by, and in, the applicable form.

We note that a number of the material terms of the agreement with Sunbelt are currently disclosed in our proxy statement for our annual meeting and incorporated by reference in the Form 10-K under the caption “Certain Relationships and Related Person Transactions.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 36

3. We note that goodwill is 12% of your total assets at December 31, 2009. In addition, we note your discussion on page 27 of the effect of recent market conditions and the uncertain economic environment on your business. Please tell us how you determined that your goodwill impairment analysis is not one of your critical accounting policies.

We acknowledge the Staff’s comments and, based on a review of our accounting policies, have concluded that our goodwill impairment analysis is a critical accounting policy. As a result, as well as disclosing our goodwill impairment analysis as a Significant Accounting Policy in the notes to our financial statements, we will also disclose it as a Critical Accounting Policy in Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations in future filings.

4. We have reviewed your goodwill policy as disclosed in your financial statement footnote Note A-[13] on page 53. In addition, we note your discussion on page 27 of the effect of recent market conditions and the uncertain economic environment on your business. If you conclude that the goodwill impairment policy should be disclosed as a Critical Accounting Policy, please consider expanding your disclosures in future filings for the items noted below:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Description of the methods and key assumptions used and how the key assumptions were determined;
•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

Stephen Krikorian, Accounting Branch United States Securities and Exchange Commission	3	May 21, 2010

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We acknowledge the Staff’s comments. As noted above, we have concluded that our goodwill impairment policy is a Critical Accounting Policy. We will expand our disclosures in future filings for the above noted items, as applicable.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 42

5. We note short term investments represent 25% of your total assets at December 31, 2009. Tell us how you considered providing quantitative disclosure related to interest rate risk for these investments. Refer to Item 305(a) of Regulation S-K.

We acknowledge the Staff’s comments. We respectfully submit that, because we invest cash balances in excess of operating requirements in securities that have maturities of one year or less and the carrying value of these securities approximates market value, we have previously taken the position that there is little to no long-term interest rate risk associated with these investments. However, in future filings, we will discuss this limited interest rate risk in our short term investments in accordance with Item 305(a) of Regulation S-K.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2778 or Michael Silver at (410) 659-2741.

Very truly yours,

/s/ William I. Intner

William I. Intner

Enclosures

Cc:	Dean Goodermote, Chief Executive Officer S. Craig Huke, Chief Financial Officer

Statement of Double-Take Software, Inc.

May 19, 2010

Re:	Double-Take Software, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 No. 001-33184

Double-Take Software, Inc. (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission staff on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DOUBLE-TAKE SOFTWARE, INC.

By: /s/ S. Craig Huke
S. Craig Huke
Vice President and Chief Financial Officer